Term Sheet D-75 dated October •, 2007	Free Writing Prospectus
Prospectus and Prospectus Supplement	Filed pursuant to Rule 433(d)
each dated January 30, 2006	Registration Statement No. 333-131369

AB SVENSK EXPORTKREDIT
(Swedish Export Credit Corporation)

Exchangeable Notes

due October •, 2008
(Mandatorily Exchangeable for a Cash Amount Linked to American Depositary
Receipts of Teva Pharmaceutical Industries Limited)

You should read this term sheet together with the prospectus supplement and the prospectus referred to above, which summarize some of the terms of the notes and the indenture under which they are issued.  You should also carefully consider the matters set forth in “Certain Risk Factors and Investment Considerations” before you decide to invest in the notes.

Teva Pharmaceutical Industries Limited is not involved in this offering of notes in any way and will not have any financial or other obligation with respect to the notes.

Terms of the Notes

Issuer:	AB Svensk Exportkredit.

Aggregate Principal Amount:	$•.

Pricing Date:	October •, 2007.

Issue Date:	October •, 2007.

Teva ADRs:	American Depositary Shares, as evidenced by American Depositary Receipts, each representing one Ordinary Share of Teva Pharmaceutical Industries Limited (“Teva”).

Maturity Date:

The Maturity Date will be October •, 2008 (the “Scheduled Maturity Date”) unless that day is not a Business Day, in which case the Maturity Date will be the next following Business Day, subject to extension if the Determination Date is postponed in accordance with the following paragraph. In the event the Determination Date is postponed due to a Market Disruption Event or otherwise, the Maturity Date will be the third Trading Day following the Determination Date, as postponed.

Determination Date:

The Determination Date will be October •, 2008, provided that if such day is not a Trading Day or if the Calculation Agent determines that a Market Disruption Event has occurred or is continuing on that day, or if a closing price for Teva ADRs is not available pursuant to the first two sentences under “Closing Price” below, the Determination Date will be the first following Trading Day on which the Calculation Agent determines that no Market Disruption Event occurs or is continuing or a Closing Price is available, as applicable. In no event, however, will the Determination Date be later than the third Trading Day after the Determination Date as originally scheduled.

Coupon:	We will pay a coupon on the Notes at the rate of •% per annum on a basis of a 360-day year consisting of 12 months of 30 days each. The coupon is payable on each Coupon Payment Date.

Coupon Payment Dates:

The • day of each month, beginning November•, 2007, including the Maturity Date.

If the Scheduled Maturity Date is postponed due to a Market Disruption Event or otherwise, we will pay the coupon on the Maturity Date as postponed rather than on October •, 2008, but no coupon will be payable on the Notes or on such payment in respect of the period from or after the Scheduled Maturity Date.

Record Date:

The Record Date for each Coupon Payment Date, including the Coupon Payment Date scheduled to occur on the Maturity Date, will be the date 15 calendar days prior to such scheduled Coupon Payment Date, whether or not that date is a Business Day.

Issue Price:	100% of the principal amount of each Note.

Denominations:	$• and integral multiples thereof.

Initial Share Price or Principal Amount Per Note:	$•.

Upside Exchange Ratio:	[0.65]

Downside Exchange Ratio:	[0.92593]

Upper Strike Price:	[113%] of Initial Share Price

Lower Strike Price:	[108%] of Initial Share Price

Protection Strike Price:	$• ([70]% of the Initial Share Price).

Exchange Factor:

1.0 subject to adjustment upon the occurrence of certain ordinary dividends, extraordinary dividends and corporate events affecting Teva ADRs through and including the Determination Date. See “- Antidilution Adjustments” below.

Maturity Price:	The product of (i) the Closing Price of one share of Teva ADRs and (ii) the Exchange Factor, each determined as of the Determination Date.

Redemption Amount at Maturity:	On the Maturity Date we will pay you an amount in cash for each $• principal amount of Notes equal to: (i) If Maturity Price is less than or equal to Protection Strike Price, then

Downside Exchange Ratio x Protection Strike Price

(ii)   If Maturity Price is greater than Protection Strike Price and less than Lower Strike Price, then

Downside Exchange Ratio x Maturity Price

(iii)  If Maturity Price is greater than or equal to Lower Strike Price and less than Upper Strike Price, then

100% of such Principal Amount

(iv) If Maturity Price is greater than or equal to Upper Strike Price, then

Upside Exchange Ratio x Maturity Price

We shall, or shall cause the Calculation Agent to, (i) provide written notice to the Trustee and to DTC, on or prior to 5:00 p.m., New York time, on the Determination Date (but if such Trading Day is not a Business Day, on the next succeeding Trading Day that is a Business Day), of the Redemption Amount and (ii) pay the aggregate Redemption Amount of the Notes (and accrued and unpaid coupon amount on the Notes) to the Trustee for delivery to the holders on the Maturity Date. The Calculation Agent shall determine the Exchange Factor applicable on the Determination Date.

Closing Price:

The Closing Price for one Teva ADR (or one unit of any other securities for which a Closing Price must be determined) on any Trading Day (as defined below) means:

•       if Teva ADRs (or any such other securities) are listed or admitted to trading on a national securities exchange (other than The NASDAQ Stock Market LLC (the “NASDAQ”)), the last reported sale price, regular way, of the principal trading session on such day on the principal national securities exchange registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on which Teva ADRs (or any such other securities) are listed or admitted to trading;

•       if Teva ADRs (or any such other securities) are listed on the NASDAQ, the official closing price published by the NASDAQ on such day; or

•       if Teva ADRs (or any such other securities) are not listed or admitted to trading on any national securities exchange but is included in the OTC Bulletin Board Service (the “OTC Bulletin Board”) operated by the NASD, Inc., the last reported sale price of the principal trading session on the OTC Bulletin Board on such day.

If Teva ADRs (or any such other securities) are listed or admitted to trading on any national securities exchange but the last reported sale price or the official closing price published by the NASDAQ, as applicable, is not available pursuant to the preceding sentence, then the Closing Price for one

Teva ADR (or one unit of any such other securities) on the Determination Date will mean the last reported sale price of the principal trading session on the over-the-counter market as reported on the NASDAQ or the OTC Bulletin Board on such day. If a Market Disruption Event (as defined below) occurs and is continuing on the third Trading Day after the originally scheduled Determination Date with respect to Teva ADRs (or any such other securities) or the last reported sale price or the official closing price published by the NASDAQ, as applicable, for Teva ADRs (or any such other securities) is not available pursuant to either of the two preceding sentences on the third Trading Day after the originally scheduled Determination Date, then the Closing Price of Teva ADRs on the Determination Date will be the mean, as determined by the Calculation Agent, the bid prices for Teva ADRs (or any such other securities) for such Trading Day obtained from as many recognized dealers in such security, but not exceeding three, as will make such bid prices available to the Calculation Agent. Bids of Morgan Stanley & Co. or any of its affiliates may be included in the calculation of such mean, but only to the extent that any such bid is the highest of the bids obtained. The term “OTC Bulletin Board Service” will include any successor service thereto.

Market Disruption Event:

Any of the following will be a Market Disruption Event:

•       a suspension, absence or material limitation of trading in Teva ADRs on the primary market for Teva ADRs for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the Calculation Agent in its sole discretion, or

•       a suspension, absence or material limitation of trading on the primary market for trading in option contracts relating to Teva ADRs, if available, in the respective primary markets for those contracts, during the one-half hour before the close of the principal trading session in that market, as determined by the Calculation Agent in its sole discretion; or

•       a breakdown or failure in the price and trade reporting systems of the primary market for Teva ADRs as a result of which the reported trading prices for Teva ADRs during the last one-half hour preceding the close of the principal trading session in such market are materially inaccurate;

and, in the case of any of these events, the Calculation Agent determines in its sole discretion that the event could materially interfere with the ability of the Issuer, or the ability of Morgan Stanley & Co. Incorporated or any of its affiliates or a similarly situated party, to unwind all or a material portion of a hedge that could be effected with respect to the Notes.

For purposes of determining whether a Market Disruption Event has occurred: (1) a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange, (2) a decision to permanently discontinue trading in the relevant options contract will not constitute a Market Disruption Event, (3) limitations pursuant to NYSE Rule 80A (or any applicable rule or regulation enacted or promulgated by the NYSE, any other self-regulatory organization or the Securities and

Exchange Commission (the “Commission”) of scope similar to NYSE Rule 80A as determined by the Calculation Agent) on trading during significant market fluctuations shall constitute a suspension, absence or material limitation of trading, (4) a suspension of trading in options contracts on Teva ADRs by the primary securities market trading in such options, if available, by reason of (x) a price change exceeding limits set by such securities exchange or market or (y) an imbalance or orders relating to such contracts will constitute a suspension, absence or material limitation of trading in options contracts related to Teva ADRs and (5) a suspension, absence or material limitation of trading on the primary securities market on which options contracts related to Teva ADRs are traded will not include any time when such securities market itself closed for trading under ordinary circumstances.

Alternate Exchange Calculation in Case of an Event of Default:

In case an event of default with respect to the Notes shall have occurred and be continuing, the amount declared due and payable per Note upon any acceleration of the Notes (an “Event of Default Acceleration”) shall be determined by the Calculation Agent and shall be an amount in cash equal to the Redemption Amount at Maturity determined as if the date of acceleration were the Determination Date, plus accrued but unpaid coupon amounts to but excluding the date or acceleration.

Summary of Antidilution Adjustments:

The Exchange Factor will be subject to antidilution adjustments in the following circumstances:

•       Teva Ordinary Shares are subject to a stock split or reverse stock split;

•       The ratio of Teva Ordinary Shares to Teva ADRs is changed;

•       Teva Ordinary Shares are subject to (i) a stock dividend distributed to all holders of Teva Ordinary Shares, including the depositary for the Teva ADRs, or (ii) a distribution of Teva Ordinary Shares as a result of the triggering of any provision Teva’s Memorandum and Articles of Association;

•       Teva issues to all holders of Teva Ordinary Shares, including the depositary for the Teva ADRs, rights or warrants, expiring prior to the Maturity Date, to purchase Teva Ordinary Shares or Teva ADRs at an exercise price that is less than the Closing Price of Teva ADRs on both the date the exercise price is determined and the expiration date of the rights or warrants;

•       Teva pays an ordinary cash dividend or an extraordinary dividend;

•       Teva (i) is subject to a merger, combination or consolidation in which it is not the surviving entity, (ii) otherwise completes a statutory exchange of securities with another corporation, (iii) is liquidated, (iv) issues to all shareholders equity securities of another issuer (other than in a transaction described in (i), (ii) or (iii)) or (v) Teva Ordinary Shares (x) are reclassified or changed, including without limitation as result of the issuance of tracking stock by Teva or (y) is the subject of a tender or exchange offer or going private transaction on all of its outstanding shares.

The events and the adjustments to the Exchange Factor that would result therefrom will be described in the applicable pricing supplement. No adjustments to the Exchange Factor will be required other than those arising from the foregoing events, which do not include all the events (such as a partial tender or exchange offer for Teva Ordinary Shares or Teva ADRs) that will affect the Closing Price of Teva ADRs.

The Calculation Agent shall be solely responsible for the determination and calculation of any adjustments to the Exchange Factor and of any related determinations and calculations with respect to any distributions of stock, other securities or other property or assets (including cash) in connection with any corporate event described above, and its determinations and calculations with respect thereto shall be conclusive in the absence of manifest error.

The adjustment of the Exchange Factor for payment by Teva of an ordinary dividend will be as follows:

Exchange Factor * Current Market Price / (Current Market Price – Amount of Ordinary Dividend per Share + Base Dividend)

where the Base Dividend is $• per Ordinary Share per quarter and the amount of any Ordinary Dividend is the U.S. Dollar amount paid to holders of Teva ADRs in respect of such dividend.

Current Market Price:	The closing price on the Trading Day immediately prior to the ex-dividend date for such ordinary dividend distribution, calculated in the manner set forth in “–Closing Price” above.

Business Day:	Any day, other than a Saturday or a Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in The City of New York.

Trading Day:

A day, as determined by the Calculation Agent, on which trading is generally conducted on the New York Stock Exchange LLC (“NYSE”), the American Stock Exchange LLC, the NASDAQ, the Chicago Mercantile Exchange and the Chicago Board of Trade Options Exchange and in the over-the-counter market for equity securities in the United States.

Optional Redemption:

None, except in the event we become obligated to pay additional amounts as the result of the imposition by Sweden or one of its taxing authorities of any tax, assessment or governmental charge after the Issue Date.

Trustee:	The Bank of New York Trust Company, N.A., successor in interest to J.P. Morgan Trust Company, National Association.

Calculation Agent:

Morgan Stanley & Co. Incorporated (“Morgan Stanley & Co.”)

All calculations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you, the Trustee and us.

All calculations with respect to the Exchange Factor will be made by the Calculation Agent and will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (e.g. .876545 would be rounded to .87655); and all dollar amounts paid with respect to the aggregate number of Notes related to interest payments or the payment at maturity will be rounded to the nearest cent, with one-half cent rounded upward.

CUSIP Number:	•

Certain Risk Factors and Investment Considerations

An investment in the Notes involves significant risks.  The terms of the Notes differ from those of ordinary debt securities in that we will not pay you a fixed amount at maturity.  The Redemption Amount payable to you at maturity may be significantly less than the principal amount of your Note.  The market price of your Note may be influenced by many unpredictable factors, most significantly the trading price of Teva ADRs on any given day and the occurrence of certain corporate events affecting Teva that may or may not require an adjustment to the exchange factor.  You cannot predict the future performance of Teva ADRs based on their historical performance.  Investing in the Notes is not equivalent to investing in Teva ADRs; you will not have shareholder rights and will not have any rights to receive Teva ADRs.  Teva is not involved in this transaction in any way and has no obligation to consider your interests in taking corporate actions that might affect the value of your Notes.  The antidilution adjustments the Calculation Agent is required to make do not cover every corporate event that could affect Teva ADRs and the value of your Notes.

Hedging or trading and other transactions by Morgan Stanley & Co. related to the Notes or Teva ADRs, or the introduction by the Issuer or Morgan Stanley & Co. of competing products linked to Teva ADRs, may impair the value of your notes. In particular, hedging or trading activities could potentially affect the price of Teva ADRs and, accordingly, the amount of cash you will receive at Maturity. There may be conflicts of interest between you and Morgan Stanley & Co.  As calculation agent, Morgan Stanley & Co. will have the authority to make determinations that could affect the market value of your Note, how the principal amount of your Note will be adjusted upon certain events involving Teva or the Teva ADRs, when your Note matures and the amount you receive at maturity.  There will not be any affiliation between Teva and the Issuer of the Notes, and the Issuer of the Notes will not be responsible for any disclosure by Teva.  Your Notes will not be listed on any exchange and may not have an active trading market.  The Issuer can postpone the Maturity Date if a Market Disruption Event occurs.  These and other risks are explained in more detail in the prospectus and the prospectus supplement and any applicable pricing supplement.

Assuming no changes in market conditions or any other relevant factors, the price, if any, at which a dealer would be willing to purchase your Notes will likely be lower than the original issue price, since the original issue price included, and the secondary market prices are likely to exclude, commissions paid with respect to the Notes as well as the projected profit included in the cost of hedging our obligations under the Notes.  Furthermore, if you sell your Notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

United States Tax Consequences

No statutory, administrative or judicial authority directly addresses the treatment of the notes for U.S. federal income tax purposes.  The characterization of the notes is therefore uncertain.  In general, however, you will be required to include any interest payment as interest income at the time accrued or received, in accordance with your method of accounting.  Prospective investors are urged to consult their tax advisors regarding the characterization of the notes and the amount and character of any income received on the notes and of any gain or loss on the sale, retirement or other taxable disposition of the notes.

Teva Pharmaceutical Industries Limited

We have not made any investigation or inquiry of Teva and make no representation that the publicly available information about Teva is accurate or complete.

According to its publicly available documents, Teva is a global pharmaceutical company, incorporated under the laws of Israel, that develops, produces and markets generic drugs covering all major treatment categories, and Teva ADRs are traded on The NASDAQ Stock Market LLC.  Information filed with the Commission by Teva under the Securities Exchange Act of 1934 can be obtained by reference to its Commission file number 000-16174.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering.  Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the Issuer and the offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Morgan Stanley & Co. Incorporated by calling 1-866-718-1649.